DIRECT LED, INC.
231 W. 39th Street, Suite 726
New York, New York 10018

December 3, 2012

 Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8561

Re:          Direct LED, Inc.
Request for Acceleration
File No.: 333-182737

Dear Mr. Spirgel:

On November 26, 2012, Direct LED, Inc. (the “Company”) filed Form S-1/A Pre-Effective Amendment No. 3 to its Registration Statement on Form S-1 (the “Registration Statement”).

The company filed a request for acceleration with this filing of Form S-1/A Pre-Effective Amendment No. 3 to its Registration Statement on Form S-1.

In connection therewith, pursuant to Rules 460 and 461 of the Securities Act of 1933, the Company hereby withdraws its request for acceleration.

   Very truly yours,

                /s/ John Morris
           John Morris
                      President